Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Highland Income Fund (HFRO)

Name of persons relying on exemption: Thomas J. Herzfeld Advisors, Inc.

Address of persons relying on exemption: 119 Washington Avenue, Suite 504, Miami Beach, FL 33139

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Thomas J. Herzfeld Advisors, Inc.

119 Washington Ave., Suite 504

Miami Beach, FL 33139

(305) 777-1660	Fax (305) 777-1661

Dear Fellow Stockholders of Highland Income Fund (HFRO):

Thomas J. Herzfeld Advisors, Inc. (“TJH”) is the second largest shareholder of Highland Income Fund (HFRO) with 2,502,335 shares. We have held shares in HFRO since February, 2018 and have been a staunch advocate for the closed-end fund (CEF) industry since 1984. One of the principal reasons our firm invests in CEFs is the fact that CEFs are regulated by the US Securities and Exchange Commission under the Investment Company Act of 1940 (the “1940 Act”). The 1940 Act provides investors with a high degree of protection including accurate and timely financial disclosure requirements, limits on use of leverage and corresponding adherence to important financial ratios, important disclosure obligations for CEF management and board of directors members, and other key investor friendly protections.

We are dismayed by the current proposal by HFRO management and its Board of Directors to change the legal structure of the company from CEF regulated under the 1940 Act to a holding company outside the scope of those important 1940 Act protections. In addition, management desires to change the investment strategy of the company, from a focus on income production and capital preservation to a non-income producing growth strategy. This is contrary to the original investment rationale for most long-term holders.

We agree with many of the concerns that have been brought to light by Phil Goldstein of Bulldog Investors, Mike Taggart of Taggart Fund Intelligence (and former head of closed-end fund research at Morningstar), and Institutional Shareholder Services (ISS), a respected independent industry watchdog. All have recommended voting against the proposal to convert the fund into a holding company.

We disagree with HFRO’s attempt to paint Phil Goldstein as an activist solely out for his own gain and without the interest of long-term shareholders at heart. Throughout our long history, we have often disagreed with many activist campaigns, including campaigns brought by Mr. Goldstein, particularly when those campaigns seek change benefiting short-term investors at the expense of long-term holders. However, this is not one of those situations. Shareholders of HFRO are predominantly individuals that purchased shares based on HFRO’s stated investment objectives and the protections afforded investors under the 1940 Act. Our firm holds the second largest position in HFRO on behalf of our clients as long-term investors. It is our clients and the many individual investors who will lose important shareholder protections if the proposal by HFRO management and its Board is approved.

We urge shareholders to listen to the AICA Podcast from August 13th in which Mike Taggart discusses why he believes that this proposal is “… a deal that’s great for the managers and bad for shareholders.” See https://aicalliance.org/taggart-says-investors-can-find-the-devil-is-in-merger-details/.

We note that since management introduced its proposal, the Price/NAV discount in HFRO has widened from -13.97% to -23.08% ahead of the August 20th Special Meeting, further reducing options for any shareholders who would like to exit this security.

Management claims that they have instituted measures to reduce this discount. In our opinion, these efforts have been woefully inadequate. For example, the Board approved a buyback of 10% of outstanding shares in April of 2020, but then repurchased only 544,508 shares which is less than 1% of the outstanding issue all while the discount averaged -26.40% over the buyback period.

We also take issue with several statements in the proxy materials, including statements regarding increasing shareholder transparency with holding company quarterly earnings calls and “other…periodic reports”. The company currently strikes a daily NAV, the ultimate transparency for investors. The company can institute a quarterly investor call now, without changing its corporate structure and removing the 1940 Act investor protections. Why not just implement those transparency measures now?

We strongly urge shareholders to vote AGAINST the proposal. If you have already voted FOR the proposal, we encourage you to revoke your proxy and vote AGAINST the proposal.

In our opinion, the proposal takes away important shareholder protections while offering absolutely no positive rewards for shareholders. We believe that it is only management alone that benefits from this proposal, allowing them to control our money with less oversight from regulators and investors. As shareholders standing alongside all of you, we do not see any benefits to the proposal.

Sincerely,

Erik M. Herzfeld
President

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PROXY CARDS WILL NOT BE ACCEPTED BY THOMAS J. HERZFELD ADVISORS, INC. TJH IS NOT ABLE TO VOTE YOUR PROXIES, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.